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                                                                                                                 Exhibit 12.1


                                                       US Airways, Inc.
                                      Computation of Ratio of Earnings to Fixed Charges


                                     Six Months Ended June 30,                        Years Ended December 31,
                                 -----------------------------------     ------------------------------------------------------

                                             2001        2000           2000      1999          1998         1997        1996
                                             ----        ----           ----      ----          ----         ----        ----


                                                             (in thousands except ratio amounts)

Earnings:
  Pre-tax income (loss)             $  (276,130)  $  (34,084)       $ (202,371) $ 459,305    $   935,844  $    673,229  $191,043
    Add (deduct):
     Fixed charges:
        Interest expense            $   145,404   $  122,872        $  251,948  $ 194,815    $   223,604  $    260,029  $283,936
        Amortization of debt
          issue expense                   3,333        2,052             4,273      2,579          6,507         2,684     2,844
        Interest factor in
          noncapitalized rentals        176,952      162,667           334,067    312,911        346,948       320,625   303,383
     Interest capitalized **             (6,658)      (7,684)          (15,259)   (18,082)        10,478       (11,582)   (8,398)
     Amortization of previously
       capitalized interest               5,833        5,602            11,286     10,830         10,112        10,269    10,286
                                    ------------  -----------     ------------- ----------   ------------ ------------- --------

                                    $    48,734   $  251,425        $  383,944  $ 962,358    $ 1,533,493  $  1,255,254  $783,094
                                    ------------  -----------     ------------- ----------   ------------ ------------- --------



Fixed charges:
  Interest expense                  $   145,404   $  122,872        $  251,948  $ 194,815    $   223,604  $    260,029  $283,936
  Amortization of debt issue
    expense                               3,333        2,052             4,273      2,579          6,507         2,684     2,844
  Interest factor in
    noncapitalized rentals              176,952      162,667           334,067    312,911        346,948       320,625   303,383
                                    ------------  -----------       ----------- ----------   ------------ ------------- --------

                                    $   325,689   $  287,591        $  590,288  $ 510,305    $   577,059  $    583,338  $590,163
                                    ------------  -----------       ----------- ----------   ------------ ------------- --------


Ratio of earnings to fixed charges         *            *                 *         1.9            2.7           2.2       1.3
-----------------------------------




* For the six months ended June 30, 2001 and June 30, 2000 and the twelve months ended December 31, 2000 earnings were not sufficient to cover fixed charges. Additional earnings of approximately $277 million, $36 million and $206 million, respectively would have been required to achieve a ratio of 1.0.

** During the second quarter of 1998, US Airways wrote-off capitalized interest on equipment purchase deposits in conjunction with the settlement of litigation between US Airways and The Boeing Company.

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